GABBIT CORP.
Gymnasiumstrasse 19-21,
Vienna, Austria 1180
Tel.  +43-720-816-770
Email: gabbitcorp@gmail.com

May 9, 2016

Mr. Ryan Adams
United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:      Gabbit Corp.
Registration Statement on Form S-1
Filed April 4, 2016
File No. 333-210573

Dear Mr. Adams,

Gabbit Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated April 29, 2016 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on April 4, 2016.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company does not have any written communications, that have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials supplementally.

2. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 405 under the Securities Act. We note that you have minimal assets, no revenues to date and appear to have no or nominal operations. Please disclose that you are a shell company and caution investors as to the highly illiquid nature of an investment in the company’s shares. Throughout the prospectus, discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

RESPONSE: We do not believe that Gabbit Corp. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Gabbit Corp. can be classified as having “no or nominal operations”.  Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Gabbit Corp. devoted a significant amount of time to the development of its business. In furtherance of the planned business, Gabbit Corp. investigated the market demand for extreme tours in Austrian Alps. Additionally, we have started to negotiate agreements with potential customers and signed agreement with EcoFur&Ris, LLC on February 20, 2016. As a result of this agreement we generated $5,000 in revenues. Moreover, we spent our funds for assets which help us in our business activity according to our plan of operations. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”.

Registration Statement Cover Page

3. It appears that your Standard Industrial Classification code number is 7990, not 7999. Please revise. Please also reconcile this designation, which relates to “services-miscellaneous amusement and recreation” with your Articles of Incorporation, which lists your business purpose as “Software Development.”

RESPONSE: We have revised our Standard Industrial Classification code number. We have sent the Certificate of Correction Articles of Incorporation to Nevada Secretary of State and filed this Certificate as exhibit 3.3.

Prospectus Summary, page 3

4. In one of the opening paragraphs, please indicate that you have had no revenues and your net loss for the audited period. Please update with any interim stub, as may be applicable.

RESPONSE: We have indicated our net loss for the audited period and that we have had no revenues.

5. Also, in one of the opening paragraphs, please indicate your cash on hand as of the most recent practical date and you monthly burn rate. Please update with any subsequent amendments, as applicable.

RESPONSE: We have indicated our cash on hands as of the most recent practical date and our monthly burn rate.

6. Please revise to clarify who your intended clientele is. In this regard, we note that your statement on page 3 that you “intend to commence operations in the business of tour agency” and “intend to provide group leisure tours in the Austrian Alps with extreme activities aimed at general public” appears at odds with your disclosure on page 16 that you “intend to promote and sell tours through touristic agencies,” and on page 21 that you “aim at small and medium enterprises who promote active and healthy standards of living among their employees.”

RESPONSE: We have revised to clarify who our intended clientele is.

Risk Factors, page 5

7. We note your disclosure on page 22 that you do not maintain insurance and do not intend to do so. Please add a risk factor discussing the potential harm to your company if a client were to be injured or killed on one of your extreme tours, and the resulting impact such event could have on your business.

RESPONSE: We have added a risk factor discussing the potential harm to our company if a client were to be injured or killed on one of our extreme tours, and the resulting impact such event could have on our business.

Risks Related to Our Business, page 5

Because our sole officer and director will own more than 50% . . .  page 7

8. We note your statement on page 8 that “Mr. Karelin, our sole officer and director, will own more than 50% of the outstanding shares of our common stock.” Please explain how this would be the case in the event you sold the entire offering, as Mr. Karelin currently owns 9,000,000 shares and you are offering 9,000,000 shares, or clarify.

RESPONSE: We have clarified the risk factor.

Because our sole officer and director will only be devoting limited time . . . page 8

9. Please reconcile your disclosure here that Mr. Karelin will be devoting approximately 30 hours to your company with your disclosure on page 25 that Mr. Karelin will be devoting approximately 20 hours per week to your company.

RESPONSE: We have reconciled our disclosure. We have stated that Mr. Karelin will be devoting approximately 30 hours per week to your company.

Management’s Discussion and Analysis, page 14

Plan of Operation, page 15

10. We note your disclosure on page 17 that within four to 9 months of your initial development, if 75% of your shares are sold, you “plan to employ SEO (Search Engine Optimisation) together with Adwords function to have us promoted to the top list of search inquiries” at a cost of “around $50,000 per year.” Please reconcile this with your prior and subsequent disclosure that your minimum costs for such operations would be $18,500.

RESPONSE: We have reconciled mentioned statement with our prior and subsequent disclosure.

Description of Business, page 20

Employees; Identification of Certain Significant Employees, page 22

11. We note your disclosure here that “Vladimir Karelin, our sole officer and director, i[s] a non-employee officer and director of the Company.” However, at page 8 under “We Depend,” you indicate that Mr. Karelin is an employee. Please revise for consistency.

RESPONSE: We have revised the risk factor to clarify that Mr. Karelin is non-employee officer and director of the Company.

Notes to Audited Financial Statements, page F-6

Note 1 – Organization and Basis of Presentation, page F-6

12. Your disclosure contained herein indicates that you have adopted a January 31 fiscal year end. However, on page 30 you state “Our fiscal year end is February 29, 2016. We will provide audited financial statements to our stockholders on an annual basis,” and your audited financial statements are dated February 29, 2016. Please reconcile this inconsistency.

RESPONSE: We have reconciled the inconsistency. We have changed incorrect date in note 1.

Please direct any further comments or questions you may have to the company at gabbitcorp@gmail.com

Thank you.

Sincerely,

/s/ Vladimir Karelin
Vladimir Karelin, President